

September 20, 2011

Via E-mail
Mr. Jun Wang
Chief Executive Officer
SmartHeat Inc.
A-1, 10, Street 7
Shenyang Economic and Technological Development Zone
Shenyang, China 110141

> **Re: SmartHeat Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 15, 2011**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2011**
> **Filed August 9, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed August 8, 2011**
> **File No. 001-34246**

Dear Mr. Wang:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business, page 1

General, page 1

1.   We note your disclosure in the second paragraph regarding your 2008 acquisition of Shenyang Taiyu Machinery & Electronic Equipment Co., Ltd. Please tell us how you exercise effective control over your PRC operating subsidiaries in light of the restrictions on foreign investment in China. To the extent that you exercise control over your PRC

operating subsidiaries through contractual arrangements, please include in future filings a separate section to describe your corporate structure. The disclosure should include a chart of your corporate structure and a description of such contractual arrangements. Please show us what your disclosure will look like in future filings.

Item 1A. Risk Factors, page 8

Risks Related to Doing Business in China, page 14

2.   In future filings, please include a risk factor to disclose that you may be deemed as a "resident enterprise" of China under the Enterprise Income Tax Law and discuss the potential tax consequences such classification would cause to you and your non-PRC shareholders.

3.   In future filings, please include a risk factor discussing China's new Labor Contract Law and its potential impact on your business.

Item 2. Properties, page 20

4.   We note your disclosure here and in Note 16 to your consolidated financial statements. Please file all material leases in future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Critical Accounting Policies, page 25

General

5.   We remind you that your critical accounting policies should supplement, not duplicate, the description of your accounting policies disclosed in the notes to your financial statements. Your critical accounting policies should disclose and discuss accounting estimates and assumptions where the nature of the estimates and assumptions could be material to your financial statements due to the level of subjectivity and judgment necessary to account for uncertain matters and due to the susceptibility of such matters to change. Refer to section 501.14 of the SEC Codification of Financial Reporting Policies.

Intangible and Other Long-Lived Assets

6.   Please revise future filings to provide a critical accounting policy for your impairment assessment of intangible and other long-lived assets, including a specific and comprehensive discussion regarding how you consider current events and circumstances in determining whether it is necessary to test such assets for impairment. If an analysis is conducted in a given period, please revise future filings to include a specific and

comprehensive discussion regarding the results of that analysis. Please provide us a draft of your proposed disclosures.

Results of Operations, page 27

7.   Please revise future annual and quarterly filings to quantify the impact of changes in volumes versus changes in prices on increases or decreases in sales by product line.

8.   We note that 80% of your costs are material costs. Additionally, we note that you discuss the cost of raw materials, including stainless steel, in Item 7A. In this regard, please revise future annual and quarterly filings to discuss the reasons for fluctuations in material costs and the impact of such costs on gross margins during each period presented. Please also provide a narrative of management's expectations of how material costs may impact future results, including your historic ability or inability to pass along changes in material costs to customers.

9.   Please revise future annual and quarterly filings to quantify each reason you provide for fluctuations in operating expenses from period-to-period.

10.   Please revise future annual and quarterly filings to discuss changes in non-operating income (expense) items and income tax expense from period-to-period. Your discussion of income taxes should quantify your effective tax rate and discuss the reasons for significant changes in such rates between comparative periods, as well as significant differences between such rates and your statutory tax rate.

11.   In your narrative of your operating expenses, you mention an increase in depreciation expense. To the extent you do not include depreciation expense in cost of goods sold, please revise future annual and quarterly filings to comply with SAB Topic 11B.

Liquidity and Capital Resources, page 29

General

12.   We refer to your risk factor on page 14, *Limitations on the ability of our operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and fund our operations* and to your dividend policy on page 21. Please expand your liquidity disclosures in future annual and quarterly filings to discuss such restrictions and their impact on your ability to make dividend payments and to transfer funds outside of China.

Item 9A. Controls and Procedures, page 32

General

13.   We note you conduct substantially all your operations outside of the United States. In addition, in your risk factor on page 16, we note you "may have difficulty establishing adequate management, legal and financial controls." In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, please provide us with information that will help us answer the following questions.

In connection with your process to determine that your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

Please clarify how you maintain your books and records and prepare your financial statements.
- If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.
- If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:
- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
- what relevant education and ongoing training he or she has had relating to U.S. GAAP;
- the nature of his or her contractual or other relationship to you;
- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
- his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

We note that you identify an audit committee financial expert in your filings. Please describe to us the extent of his knowledge of U.S. GAAP and internal control over financial reporting.

Evaluation of Disclosure Controls and Procedures, page 32

14. We note that your management concluded that your disclosure controls and procedures were effective "to ensure that information required to be disclosed in the reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms." In future filings, please provide management's conclusion regarding the effectiveness of your disclosure controls and procedures with respect to the full definition of disclosure controls and procedures as provided in Rule 13a-15(e) and Rule 15d-15(e) of the Securities Exchange Act of 1934. Please confirm to us that management's conclusion was based on the full definition of disclosure controls and procedures as set forth in the rules.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 43

15. In future filings, please provide a statement indicating whether your related party transactions policy is in writing. If the policy is not in writing, then state how your policy is evidenced. See Item 404(b)(1)(iv) of Regulation S-K.

Exhibit 32.1

16.   Your certification is dated March 15, **2010**. Please file a full amendment of your Form
        10-K, including the entire report, signature page, and properly dated certifications. You
        may include an explanatory note to indicate your reason for filing the amendment.

Financial Statements, page F-1

Consolidated Statements of Income and Other Comprehensive Income, page F-4

17.   In future annual and quarterly filings, please revise the title of the line item after income
        tax expense to be "net income (loss)."

Note 2. Summary of Significant Accounting Policies, page F-8

Cash and Cash Equivalents, page F-8

18.   Please tell us, and revise future annual and quarterly filings to disclose, the amount of
        cash and cash equivalents as of each balance sheet date based on the jurisdiction where it
        is deposited. Please tell us, and clarify in future filings, if cash and cash equivalents of
        the parent company are held in US banks and denominated in US dollars.

Basic and Diluted Earnings Per Share, page F-12

19.   To the extent applicable, please revise future annual and quarterly filings to provide the
        disclosure required by FASB ASC 260-10-50-1(c).

Foreign Currency Translation and Comprehensive Income (Loss), page F-12

20.   Please revise future annual and quarterly filings to disclose the average and year-
        end/period-end exchanges rates you use in your foreign currency translations.

Segment Reporting, page F-13

21.   Please revise future filings to disclose revenue by product line as required by FASB ASC
        280-10-50-40.

Note 14. Statutory Reserves, page F-18

22.   Please revise future filings to provide all the disclosures required by Rule 4-08(e) of
        Regulation S-X.

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Consolidated Statements of Cash Flows, page 3

23.   Please revise future filings to present bad debt expense, when material, as a separate non-cash expense in the reconciliation of net income (loss) to net cash used in operating activities.

Note 17. Commitments, page 18

Capital Contribution, page 18

24.   Please tell us, and expand your disclosure in future filings to discuss, the purpose of the SmartHeat Investment entity. Specifically, please tell us and clarify in future filings when and how you contributed $30 million in capital and when and how you expect to contribute an additional $40 million in capital.

Note 19. Acquisition and Unaudited Pro Forma Information, page 18

25.   Please revise future filings to provide the disclosures required by FASB ASC 805-10-50-2(h)(1) and 50-6. In addition, please explain to us, and clarify in future filings, why the amount of goodwill recognized in each acquisition is so significant relative to each purchase price. Please also explain to us, and clarify in future filings, how you determined that little or no other identifiable intangible assets were acquired.

26.   It appears to us that your pro forma disclosures for the six months ended June 30, 2010 may not be accurate. Please advise or correct, as applicable, in future filings.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 24

27.   We note the significant declines in sales and operating results during the current interim periods. We also note that your MD&A fails to address the specific reasons for the declines in any meaningful way. Please explain to us, and revise future filings to clarify, the following:
   - Provide comprehensive explanations for the 53% decline in sales during the six months ended June 30, 2011 and the 69% decline in sales during the three months ended June 30, 2011. We note your current reference to "tightened fiscal policy in China" and an implication that you do not expect the declines to continue; however, we note no meaningful discussion of why the declines occurred, why they were so significant, or why they appear to have worsened during the current quarter. We

       also note certain of your competitors do not appear to have experienced similar declines. Please explain.

- Provide comprehensive explanations for the increases in operating expenses during the three and six months ended June 30, 2011, particularly in light of the declines in sales.
- Provide a comprehensive explanation as to why you increased inventory and advances to suppliers during the interim period, particularly in light of the declines in sales. Based on your sales during the current interim period, it appears to us that your inventory and advances to suppliers represent almost three years of sales.
- Provide a comprehensive explanation of how you determined accounts receivable turnover, accounts receivable days outstanding, and inventory turnover as disclosed in MD&A.
- Provide a comprehensive explanation of how you determined bad debt expense during the interim periods.
- Provide an aging of your accounts receivable at June 30, 2011. Tell us the amount of outstanding receivables you have collected in cash since June 30, 2011. Based on your disclosed payment terms, provide a comprehensive explanation as to why almost 70% of your accounts receivable at June 30, 2011 have been outstanding for over six months.

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Related Transactions, page 17

28.   In future filings, please disclose whether your policy is in writing, and if not, how your policy and procedures are evidenced. See Item 404(b)(1)(iv) of Regulation S-K.

Employment Agreements, page 22

29.   In future filings, please disclose why the compensation committee approved increases in the salary of your named executive officer. Mr. Wang's salary increased from $18,000 to $150,000. Please tell us why the compensation committee determined to substantially increase his salary in 2010. See Item 402(b)(2)(ix) of Regulation S-K.

Compensation of Directors, page 23

30.   We note your disclosure in footnote 2 to the Director Compensation Table for 2010 in which you state that you awarded Mr. Staloff a bonus in the amount of $15,000. In future filings, please revise your narrative disclosure to state the factors you considered in awarding directors bonuses and how you determined the bonus amount awarded. See Item 402(k)(3)(ii) of Regulation S-K.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or Pamela Long at (202) 551-3760 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

cc: Robert Newman, Esq.
        Newman & Morrison LLP